[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]

March 10, 2005

VIA EDGAR
---------

Mr. Joseph J. Roesler
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 03-09
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  RenaissanceRe Holdings Ltd.
     Form 8-K Item 4.02
     Filed February 24, 2005
     -----------------------

Dear Mr. Roesler:

On behalf of RenaissanceRe Holdings Ltd. (the "Company"), we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission pertaining to the Company's Form 8-K, filed February 24, 2005 (the "Filing").

We have set forth each of the Staff's comments below in italics with the Company's corresponding response.

                                    * * * * *

Form 8-K Item 4.02, Filed February 24, 2005

1. Please disclose the date of the conclusion regarding the non-reliance of the financial statements.

         Response: To comply with the Staff's request, the Company proposes to file a Form 8-K/A disclosing the following:

                  "On February 16, 2005, management of the Company determined, with consultation of the Board of Directors, that it was appropriate for the Company to restate its financial statements for the years ended December 31, 2001, 2002 and 2003 to correct accounting errors associated with reinsurance ceded by the Company, which determination was previously announced in a press release dated February 22, 2005. Accordingly, the financial statements referred to in the preceding sentence should not be relied upon. This press release was filed with the Securities and Exchange Commission."

2. Please include a statement of whether the audit committee discussed with the company's independent accountant the subject matter giving rise to the conclusion.

         Response: The Company indicated in the Filing that it had discussed the subject matter disclosed in the Filing pursuant to Item 4.02(a) with the Company's independent accountant. The Company believes it satisfied the requirements of Item 4.02(a) of Form 8-K which requires "a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the registrant's independent accountant, the matters disclosed in the filing pursuant to this Item 4.02(a)." This is also similar to the presentation set forth in the recent Form 8-K filings of numerous other registrants (see CAS Medical Systems, Inc. (filed February 28, 2005); Clancy Systems International, Inc. (filed February 25, 2005); Silverado Gold Mines Ltd. (filed February 9, 2005); ZipRealty, Inc. (filed February 8, 2005); ANC Rental Corporation (filed February 3, 2005); Airtrax, Inc. (filed January 28, 2005); Volt Information Sciences, Inc. (filed January 14, 2005); Gammacan International, Inc. (filed January 13, 2005); and Dollar General Corporation (filed March 3, 2005)). However, the Company will comply with the Staff's request in comment two by disclosing the following:
         "Authorized officers of the Company, as well as its Audit Committee, discussed with Ernst & Young, the Company's independent accountant, the matters disclosed pursuant to Item 4.02(a)."

                                    * * * * *

Should you have any questions concerning this letter please call John S. D'Alimonte of this office at (212) 728-8212 or the undersigned at (212) 728-8736.

Very truly yours,

/s/ Robert B. Stebbins
----------------------
Robert B. Stebbins



cc:  Mr. John M. Lummis
     Stephen H. Weinstein, Esq.
     John S. D'Alimonte, Esq.


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